

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
N. Anthony Coles
President and Chief Executive Officer
Onyx Pharmaceuticals, Inc.
249 East Grand Avenue
South San Francisco CA, 94080

   Re: Onyx Pharmaceuticals, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed February 23, 2011
     File No. 000-28298

Dear Mr. Coles:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Gus Rodriguez

         Gus Rodriguez
         Accounting Branch Chief